                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G*

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. 3)

                           Gulfport Energy Corporation
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    402635304
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------                                      ----------------------

CUSIP No.  402635304                  13G                 Page  2  of  10  Pages
           ---------                                           ---    ----
--------------------                                      ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Peter M. Faulkner
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            744
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             768,284
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 744
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            768,284
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           769,028
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                      ----------------------

CUSIP No.  402635304                  13G                 Page  3  of  10  Pages
           ---------                                          ---     ----
--------------------                                      ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Rumpere Capital Trading Partners, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

                             British Virgin Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             768,284
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            768,284
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           768,284
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                      ----------------------

CUSIP No.  402635304                  13G                 Page  4  of  10  Pages
           ---------                                           ---    ----
--------------------                                      ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PMF Partners, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             768,284
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            768,284
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           768,284
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.6%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 3 on Schedule 13G (this "Amendment No. 3") amends, supplements and restates the Amendment No. 2 to Schedule 13G which was filed on February 13, 2001 with respect to the Common Stock (as defined in Item 2(d) below) of Gulfport Energy Corporation ("Amendment No. 2"). This Amendment No. 3 is being filed to report, among other things, that certain persons who reported in Amendment No. 2 no longer beneficially own the Common Stock (as set forth in Item 5 below).

Item 1(a):         Name of Issuer:
---------          --------------

     The name of the issuer is Gulfport Energy Corporation (the "Company").

Item 1(b):         Address of Issuer's Principal Executive Offices:
---------          -----------------------------------------------

     The Company's principal executive office is located at 6307 Waterford Boulevard, Building D, Suite 100, Oklahoma City, Oklahoma 73118.

Item 2(a):         Name of Person Filing:
---------          ---------------------

     This statement is filed by:

     (i) Peter M. Faulkner, a United States citizen ("Mr. Faulkner"), with respect to shares of Common Stock both directly and indirectly owned by him;

     (ii) Rumpere Capital Trading Partners, Ltd., a British Virgin Islands corporation ("Rumpere"), with respect to shares of Common Stock directly owned by it; and

     (iii) PMF Partners, L.L.C., a New York limited liability company ("PMF"), with respect to shares of Common Stock indirectly owned by it.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):         Address of Principal Business Office or, if None,
---------          --------------------------------------------------
                   Residence:
                   ---------

     The address of the principal business office of each of the Reporting Persons is 767 Third Avenue, Fifth Floor, New York, New York 10017.

Item 2(c):         Citizenship:
---------          -----------

     Rumpere is organized under the laws of the British Virgin Islands. Mr. Faulkner is a citizen of the United States. PMF is organized under the laws of the State of New York.

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Item 2(d):         Title of Class of Securities:
----------         ----------------------------

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e):         CUSIP Number:
---------          ------------

     402635304

Item 3:            If this statement is filed pursuant to Rules 13d-1(b) or
-------            --------------------------------------------------------
                   13d-2(b) or (c), check whether the person filing is a:
                   ------------------------------------------------------

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

     (e)  [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

     (f)  [ ]  Employee Benefit Plan or Endowment Fund in accordance with 13d-1
               (b)(1)(ii)(F),

     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:            Ownership:
------             ---------

     Mr. Faulkner possesses voting and dispositive control over shares of Common Stock held directly by Rumpere through PMF, the investment advisor to Rumpere. Mr. Faulkner is managing member and sole owner of PMF Partners. Mr. Faulkner directly holds certain shares of Common Stock through his personal IRA account.

     A. Peter Faulkner
        --------------
          (a) Amount beneficially owned: 769,028
          (b) Percent of class: 7.6% The percentages used herein and in the rest of this statement are calculated based upon the 10,146,566 shares of Common Stock issued and outstanding as of November 14, 2001, as reflected in the Company's Form 10-Q for the period ending September 30, 2001.
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 744
               (ii)  Shared power to vote or direct the vote: 768,284
               (iii) Sole power to dispose or direct the disposition: 744
               (iv)  Shared power to dispose or direct the disposition: 768,284

     B. Rumpere Capital Trading Partners, Limited
        -----------------------------------------
          (a) Amount beneficially owned: 768,284
          (b) Percent of class: 7.6%
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 768,284
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition: 768,284

     C. PMF Partners, L.L.C.
        --------------------
          (a) Amount beneficially owned: 768,284
          (b) Percent of class: 7.6%
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 768,284
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition: 768,284

Item 5:            Ownership of Five Percent or Less of a Class:
------             --------------------------------------------

     Rumpere Capital, L.P. and Rumpere Capital Fund, Ltd. filed as reporting persons in Amendment No. 2. These entities are now a part of a "master-feeder" structure in which Rumpere directly holds the Common Stock. The "feeder" entities, Rumpere Capital, L.P. and Rumpere Capital Fund, Ltd., have no independent voting or dispositive discretion over the shares and may no longer be deemed to beneficially own or share beneficial ownership of in excess of five percent of the outstanding Common Stock.

Item 6:            Ownership of More than Five Percent on Behalf of Another
-------            --------------------------------------------------------
                   Person:
                   -------

     Not applicable

Item 7:            Identification and Classification of the Subsidiary Which
------             ---------------------------------------------------------
                   Acquired the Security Being Reported on by the Parent
                   -----------------------------------------------------
                   Holding Company:
                   ----------------


     Not applicable.

Item 8:            Identification and Classification of Members of the Group:
------             ---------------------------------------------------------

     Not applicable.

Item 9:            Notice of Dissolution of Group:
------             ------------------------------

     Not applicable, except as set forth in Item 5, above.

Item 10:           Certification:
-------            -------------

     Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 7, 2002

                                        RUMPERE CAPITAL TRADING PARTNERS, LTD.


/s/ Peter M. Faulkner                   By:  /s/ Peter M. Faulkner
-----------------------                      -----------------------------------
Peter M. Faulkner                            Name:  Peter M. Faulkner
                                             Title: Portfolio Manager



                                        PMF PARTNERS, L.L.C.


                                        By:  /s/ Peter M. Faulkner
                                             -----------------------------------
                                             Name:  Peter M. Faulkner
                                             Title: Managing Member

                                  Exhibit Index
                                  -------------

EXHIBIT 1: Joint Acquisition Agreement, by and among Peter Faulkner, Rumpere Capital Trading Partners, Ltd. and PMF Partners, L.L.C., dated February 7, 2002.